[GRAPHIC OMITTED]



                                                             FOLEY & LARDNER LLP
                                                                ATTORNEYS AT LAW

                                           777 EAST WISCONSIN AVENUE, SUITE 3800
                                                 MILWAUKEE, WISCONSIN 53202-5306
                                                                414.271.2400 TEL
                                                                414.297.4900 FAX
                                                                   www.foley.com

                                                            WRITER'S DIRECT LINE
                                                                    414.297.5596
                                                         pfetzer@foley.com Email

                                                            CLIENT/MATTER NUMBER
                                                                     047293-0103


                                  September 28, 2010


VIA EDGAR SYSTEM
----------------
Mr. Howie Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D.C.  20549

RE: THE ARBITRAGE FUNDS (INVESTMENT COMPANY ACT FILE NO. 811-09815) POST-EFFECTIVE AMENDMENT NO. 12 TO FORM N-1A REGISTRATION STATEMENT FILED JULY 16, 2010

Dear Mr. Hallock:

     On behalf of our client, The Arbitrage Funds and its series, The Arbitrage Fund (the "Existing Fund") and The Arbitrage Event Driven Fund (the "New Fund") (the Existing Fund and the New Fund, collectively, the "Funds"), set forth below are the Funds' responses to oral comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on the above-referenced registration statement (the "Registration Statement"). The comments were provided by Howie Hallock, at (202) 551-6968 or hallockh@sec.gov, on September 21, 2010. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds' responses.

If you would like to discuss the responses, you may contact Peter D. Fetzer at
(414) 297-5596. As appropriate, the Funds have amended the Prospectus and the Statement of Additional Information in response to these comments.

GENERAL COMMENT
---------------
1. IN CONNECTION WITH RESPONDING TO THE COMMENTS OF THE STAFF, PLEASE PROVIDE, IN WRITING, A STATEMENT FROM THE FUNDS ACKNOWLEDGING THAT:

     o THE FUNDS ARE RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE REGISTRATION STATEMENT;

     o STAFF COMMENTS OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF COMMENTS IN THE REGISTRATION STATEMENT REVIEWED BY THE STAFF DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE REGISTRATION STATEMENT, AND

     o    THE FUNDS MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY
          PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

     Response: We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and

Mr. Howie Hallock
U.S. Securities and Exchange Commission
Page 2

accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

2. PLEASE PROVIDE THE FUNDS' RATIONALE FOR THE BELIEF THAT THE NEW FUND'S NAME IS NOT SUBJECT TO RULE 35D-1.

     Response: As requested, we are providing the Funds' rationale for the belief that the New Fund's name is not subject to Rule 35d-1. The reference to the term "Arbitrage" in the name of the New Fund is a reference to the proprietary name of the Funds' registered investment company, The Arbitrage Funds (a Delaware business trust). So, the use of the word Arbitrage is designed to convey that the New Fund is a series of The Arbitrage Funds trust. In any event, the term Arbitrage does not suggest a focus on a particular type of investment, and, therefore, is outside the scope of Rule 35d-1. See "Frequently Asked Questions about Rule 35d-1 (Investment Company Names)," Question 9 and Question 10.

      The term "Event Driven" does not suggest a focus on a particular type of investment. Indeed, the term suggests an investment strategy rather than a type of investment, which means that Rule 35d-1 is not applicable. See "Frequently Asked Questions about Rule 35d-1 (Investment Company Names)," Question 9 and Question 10.

3. IN THE PRINCIPAL INVESTMENT STRATEGY SECTION OF THE NEW FUND, PLEASE REVISE THE DISCLOSURE TO MORE CLEARLY EXPLAIN HOW THE TERM "EVENT DRIVEN" APPLIES TO THE NEW FUND'S PRINCIPAL INVESTMENT STRATEGIES.

     Response: As requested, the New Fund has revised the disclosure to read as follows: "The Fund invests in equity and debt securities of companies whose prices we believe are or will be impacted by a corporate event. Specifically, the Fund employs investment strategies designed to capture price movements generated by anticipated corporate events such as investing in companies involved in mergers, acquisitions, asset sales, restructurings, refinancings, recapitalizations, reorganizations and other special situations. The Fund may invest in both U.S. and non-U.S. securities."

Mr. Howie Hallock
U.S. Securities and Exchange Commission
Page 3

4. IN THE PRINCIPAL INVESTMENT STRATEGY SECTIONS OF THE FUNDS, PLEASE ENSURE THAT THE DISCLOSURE RELATED TO DERIVATIVES COMPLIES WITH THE GUIDELINES SET FORTH IN THE STAFF'S LETTER ON DERIVATIVES-RELATED DISCLOSURES BY INVESTMENT COMPANIES DATED JULY 30, 2010. SPECIFICALLY, THE PRINCIPAL INVESTMENT STRATEGIES DISCLOSURE SHOULD IDENTIFY ANY DERIVATIVES THAT A FUND USES TO A SIGNIFICANT EXTENT, AND DESCRIBE THE PURPOSE THAT THE DERIVATIVES ARE INTENDED TO SERVE IN THE PORTFOLIO. IN THIS REGARD, WE NOTE THE EXISTING FUND'S USE OF SWAPS, AS DISCLOSED IN THE ANNUAL REPORT.

     Response: It is not anticipated that the New Fund will make significant use of derivatives, and has referenced them in its non-principal investment strategies and non-principal risks sections. With respect to the Existing Fund, the Funds will include the following disclosure on equity swaps:

     "The Fund may enter into equity swap agreements for the purpose of attempting to obtain a desired return on, or exposure to, certain equity securities or equity indices in an expedited manner or at a lower cost to the Fund than if the Fund had invested directly in such securities."

     "SWAP RISKS: The Fund may enter into derivatives called equity swaps. Risks associated with swap agreements include changes in the returns of the underlying instruments, failure of the counterparties to perform under the contract's terms and the possible lack of liquidity with respect to the swap agreements. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. The swaps market is largely unregulated. It is possible that developments in the swaps market, including potential government regulation, could adversely affect the Fund's ability to terminate existing swap agreements or to realize amounts to be received under such agreements."

5. IN THE EXPENSE TABLE FOR THE NEW FUND, INCLUDE AN ESTIMATE FOR DIVIDEND AND INTEREST EXPENSE ON SHORT POSITIONS UNLESS THE NEW FUND DOES NOT EXPECT TO HAVE ANY, AND WILL REPRESENT THIS FACT IN THE PROSPECTUS.

     Response: As requested, the New Fund will include an estimate for Dividend and Interest Expense on Short Positions in the expense table.

6. IN THE FOOTNOTES TO THE EXPENSE TABLES DESCRIBING THE EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT, PLEASE INDICATE THAT THE OTHER PARTY TO SUCH AGREEMENT IS THE FUNDS' INVESTMENT ADVISER.

     Response: As requested, the Funds have revised the footnote disclosure to indicate that the Expense Waiver and Reimbursement Agreements were entered into with the Funds' investment adviser.

Mr. Howie Hallock
U.S. Securities and Exchange Commission
Page 4

7. IN THE PRINCIPAL RISKS SECTION OF THE NEW FUND, PLEASE CONFIRM WHETHER THE DEBT RISKS FACTOR AND THE INTEREST RATE RISKS FACTOR ARE INDEED PRINCIPAL RISKS. IF THEY ARE NOT PRINCIPAL RISKS FACTORS, THEN PLEASE REVISE THE DISCLOSURE ACCORDINGLY. IF THEY ARE PRINCIPAL RISKS FACTORS, THEN PLEASE SIMPLIFY THE DISCLOSURE.

     Response: Two of the New Fund's investment strategies, convertible arbitrage and capital structure arbitrage, involve debt securities in addition to equity securities, and the New Fund anticipates that its investments in debt securities may be significant. Therefore, the debt risks factor and the interest rate risks factor are principal risk factors. Set forth below are simplified risk factors:

     "DEBT RISKS: The Fund may invest in convertible and non-convertible debt securities, including high yield fixed-income securities, also known as "junk bonds." Investments in junk bonds are subject to greater credit risks than securities with credit ratings above investment grade and have a greater risk of default than investment grade debt securities. Junk bonds are less sensitive to interest rate changes than higher-quality instruments and generally are more sensitive to adverse economic changes or individual corporate developments."

     "INTEREST RATE RISKS: Prices of debt securities and preferred stocks tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect prices of these securities and, accordingly, the Fund's share price."
                                     * * *
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer